February 4, 2025

Larry Wong
Chief Executive Officer
OFA Group
Unit B, 16/F, Easy Tower
609 Tai Nan West Street
Cheung Sha Wan, Hong Kong

       Re: OFA Group
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 14, 2025
           CIK No. 0002036307
Dear Larry Wong:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 19, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted January 14, 2025
Prospectus Summary, page 1

1. We note your revisions in response to prior comment six. However, it is still unclear whether you are currently engaged in discussions with Houzz about your potential role as a "strategic partner for Asian market expansion." Please tell us, and clearly disclose, the date you entered into discussions with Houzz about such role, the progression and status of such discussions, and whether you and Houzz have discussed the specific role of strategic partner and the obligations and responsibilities of such a role. If you intend to engage in discussions with Houzz, or you have
 February 4, 2025
Page 2

       contacted Houzz but have not engaged in negotiations with Houzz over such a role, please remove your disclosure regarding the specifics of such a role and make clear that Houzz has not entered into any discussions, negotiations or agreements with you related to this role. If you have not engaged in any such discussions with Houzz, please tell us why you believe it is appropriate to discuss the proposed role prior to engaging with Houzz about the role.
We may become subject to a variety of PRC laws and other regulations regarding data security..., page 22

2. We note your revisions to prior comment 5 and reissue in part. Here and throughout the prospectus, you disclose you have been advised by law firms on certain legal matters. In doing so, it appears you are relying on the opinion of counsel as an expert.
       As such, please revise these disclosures to characterize them as opinions of counsel.
       Please contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Lijia Sanchez